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                                 February 16, 2023

       Wolfgang Ruecker
       Chief Executive Officer
       Miami Breeze Car Care Inc.
       848 Brickell Ave, PH 5
       Miami, FL 33131

                                                        Re: Miami Breeze Car
Care Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 20,
2023
                                                            File No. 333-266854

       Dear Wolfgang Ruecker:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2022 letter.

       Amendment No. 1 to the Registration Statement on Form S-1

       Cover page

   1. We note your response to comment 1 and that the Calculation of Registration Fee table of the cover page shows a
maximum offering price of $3.00 per share. Please disclose, if true, that the selling
shareholders will offer and sell shares in this offering at fixed price of
                                                        $3.00 per share. Please
make appropriate revisions to the front cover page of the
                                                        prospectus, the
prospectus summary and plan of distribution, and please ensure consistency throughout
the registration statement, including by deleting references to minimum or maximum
prices, or prices to be determined later.
 Wolfgang Ruecker
FirstName LastNameWolfgang   Ruecker
Miami Breeze Car Care Inc.
Comapany16,
February  NameMiami
            2023      Breeze Car Care Inc.
February
Page 2 16, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis or Plan of Operation, page 16

2. We note your response to comment 11 and reissue for clarification. In this regard, we note your response that you have removed references to Amazon.com, however, in your Plan of Operations you disclose that you have already commenced placement of products on
         Amazon.com and in the next 12 months you intend to grow production and sales through placements on Amazon.com, Facebook and other digital media platforms. Please reconcile your response with the disclosure. In addition, expand disclosure of your plan of operations for the next twelve months on page 20 to address the placement of products on
         Amazon.com and intention to grow production through a third party manufacturer. In doing so, discuss your ability to meet cash requirements to grow production of your products with a third party manufacturer. Refer to Item 303 of Regulation S-K.
Material Uncertainties that may cause our reported financial information not to be necessarily indicative of future operating..., page 18

3. We note your response to comment 10 and reissue in part. Please revise to include an analysis of the anticipated impact of your business plans and development on your future financial condition. In this regard, we note disclosure about plans of operations that includes the placement of products on Amazon.com, Facebook and other digital media platforms.
Source of our Production, page 20

4. We note your response to comment 20. Please revise to disclose additional material terms of the agreement with CLEANCOMPANY Systemzentrale GmbH, including payment arrangements, term of service, and termination provisions. Results of Operation, page 21

5. We note our response to comment 15. Please revise to state the date that you commenced sales on Amazon.com and discuss the impact on your financial performance.
Liquidity and Capital Resources, page 23

6. We note your response to comment 19 that you have removed the referenced language.
         However, given your remaining disclosure on page 24 that [t]he amount of the offering will likely allow [you] to operate for at least one year; and on page 7 that [i]f [you] do not generate sufficient cash from [y]our intended financing activities and sales, [you] will be unable to continue [y]our operations, please revise to specify the minimum period of that you are able to conduct your planned operations using the available capital reserves.
 Wolfgang Ruecker
FirstName LastNameWolfgang   Ruecker
Miami Breeze Car Care Inc.
Comapany16,
February  NameMiami
            2023      Breeze Car Care Inc.
February
Page 3 16, 2023 Page 3
FirstName LastName
Estimated Expenses for the Next 12 Months, page 23

7. We note your response to comment 16. Please revise here, in your Prospectus Summary and Risk Factor to describe the potential consequences to your business if you are unable to raise additional financing in the long term. In this regard, we note that your risk factor disclosure on page 7 only describes the risk that you may not be able to generate sufficient revenues or obtain debt or equity financing for the next twelve months. As a related matter, disclose here an estimate of the financing required to continue your operations in the long term and how you will allocate capital at different levels of funding. Finally, please expand your discussion to explain how you intend to meet your material cash requirements over the next twelve months and your plans for cash in the short-term. Your discussion should analyze any material cash requirements for known contractual obligations or other obligations or planned usage including but not limited to purchases of inventory, marketing and advertising expenses. Refer to Item 303(b)(1)(i) of Regulation
         S-K.
8. Reference is made to the first paragraph on page 24. Offering proceeds are mentioned twice. You are receiving no proceeds from this offering. Please revise.
Marketing/Sales/Promotion, page 24

9. We note your amended disclosure in response to comment 23. Please revise to disclose the length of the terms of your agreements with RN Consulting, Romain
Grosjean   s company.
Certain Relationships and Related Transactions, page 28

10. We note your response to comment 24. Please revise to include your Brand Ambassador agreement with RN Consulting, Romain Grosjean company or tell us why you do not believe this is necessary.
Plan of Distribution, page 31

11. We note your response to comment 26 and reissue in part. Please revise to clarify that the offering will be made at a fixed price for the duration of the offering, and disclose the price.
        You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.
 Wolfgang Ruecker
Miami Breeze Car Care Inc.
February 16, 2023
Page 4




                                          Sincerely,
FirstName LastNameWolfgang Ruecker
                                          Division of Corporation Finance
Comapany NameMiami Breeze Car Care Inc.
                                          Office of Trade & Services
February 16, 2023 Page 4
cc:       Franklin Ogele, Esq.
FirstName LastName